Exhibit 99.1

January 2026 Corporate Presentation

Forward looking statements 2 This presentation may contain some statements that may be considered “Forward - Looking Statements”, within the meaning of the US Securities Laws. Thus, any forward - looking statement relating to financial projections or other statements relating to the Company’s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially. For a discussion of such risks and uncertainties as they relate to us, please refer to our 2025 Form 20 - F, filed with US Securities and Exchange Commission, in particular Item 3, Section D, titled “Risk Factors.’’

Alterity is a late clinical stage biopharmaceutical company dedicated to developing treatments for neurodegenerative diseases Our goal is to slow the course of disease progression We strive to create an alternate future and improve patient quality of life Alterity means the state of being different 3

Investment highlights 4 Positive Phase 2 data in Multiple system atrophy, a Parkinsonian disorder Large market potential in neurodegenerative diseases Highly experienced leadership team in movement disorders Oral administration preferred over competition Robust efficacy on functional endpoint in double - blind study Patient friendly administration Three FDA approvals in neurology Potential to treat Parkinson’s disease and related disorders

Promising portfolio in neurodegenerative diseases

Program:	Indication:	Discovery	Pre-clinical	Phase 1	Natural History	Phase 2	Phase 3	Collaboration
ATH434-201	Multiple system atrophy Double blind study					*Positive topline data*		
ATH434-202	Multiple system atrophy Open label study					*Positive topline data*		
bioMUSE	Multiple system atrophy Natural history study							VANDERBILT UNIVERSITY MEDICAL CENTER
ATH434	Parkinson's disease							THE MICHAEL J. FOX FOUNDATION FOR PARKINSON'S RESEARCH
ATH434	Friedreich's ataxia							University at Buffalo
Drug discovery	Neurodegenerative diseases							

Alterity THERAPEUTICS

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Multiple System Atrophy (MSA):
Parkinsonian disorder with no approved treatment

Rapidly progressive
Highly debilitating

Up to 50,000
patients in U.S.

Disease characteristics:

- Motor: Parkinsonism, uncoordinated movements, balance problems, falls
- Autonomic dysfunction: blood pressure maintenance, bladder control, bowel function
- Atrophy and α-synuclein accumulation in multiple brain regions

Over 50%
require wheelchair in 5 years

7.5 years
median survival after symptom onset



Urinary dysfunction
REM sleep behavior disorder
Orthostatic hypotension
Parkinsonism
Cerebellar features
Multidomain autonomic failure
Pyramidal signs
Recurrent falls
Indwelling catheter
Frontal executive dysfunction
Unintelligible speech
Gastrostomy
Tracheostomy
Bronchopneumonia
Uroseptic fever
Sudden death
Clinically established MSA
Premotor MSA
Clinically probable MSA
Death can occur
Years:
0
3
6
9

Sources: Fanciulli, Wenning. NEJM 2015 | Wenning, et al. Mov Disorders 2022 | Coon, et al. Brain 2015 | Multiple System Atrophy: National Institute of Neurological Disorders and Stroke (nih.gov)

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Targeting the pathology in Parkinsonian disorders

Alpha - synuclein and iron balance vital for normal CNS function Two forms of iron required for cellular function: • Energy production and activity of many enzymes • Neurotransmitter synthesis (e.g., dopamine) • Myelin synthesis α - Synuclein protein: • Present in all neurons • Regulates neurotransmitter release • Facilitates neuronal communication Myelination of axons Fe 2+ Fe 3+ Fe 2+ Reactive Fe 3+ Stable 8

Pathology of Parkinsonian disorders α - synuclein Aggregation PET imaging of α - synuclein pathology (18F - C05 - 05) Parkinson’s disease n = 24 n = 13 n = 9 n = 7 * n = 3 n = 8 * 0 30000 S. nigra (T) S. nigra (pc) Cerebellum 10000 20000 nmol iron/g of human brain Multiple system atrophy n = 8 n = 8 n = 9 n = 8 n = 11 n = 8 * n = 9 n = 6 * n = 10 n = 8 * 0 30000 10000 20000 nmol iron/g of human brain Putamen (M) Putamen (L) Globus pallidus (M) Globus pallidus (L) S. nigra (T) Healthy Control Increased Brain Iron Patients Healthy controls Parkinson’s disease 9 Endo et al., Neuron 2024; Dexter et al. Brain.1991 Multiple System Atrophy

Role of iron and α-synuclein in disease pathogenesis

The Relevance of Iron in the Pathogenesis of Multiple System Atrophy: A Viewpoint

Christine Kaindlstorfer [1], Kurt A Jellinger [2], Sabine Eschlböck [1], Nadia Stefanova [1], Günter Weiss [3], Gregor K Wenning [1]

***Iron converts native α-SYN into a β-sheet conformation and promotes its aggregation** either directly or via increasing levels of oxidative stress.*

The disturbance of iron homeostasis leads to abnormal iron deposition in the brain and causes neurotoxicity via generation of free radicals and oxidative stress.

The Irony of Iron: The Element with Diverse Influence on Neurodegenerative Diseases

Seojin Lee [1,2], Gabor G Kovacs [1,2,3]

***The close association of iron accumulation with distinct α-synuclein-pathology-related anatomical regions of the two disease subtypes supports the critical involvement of pathological iron in disease progression** and further suggests the two disease subtypes as distinct pathological identities in relation to disease pathogenesis.*

Alterity THERAPEUTICS

doi 10.3233/JAD-170601 (2018); doi.org/10.3390/ijms25084269 (2024)

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Excess labile iron is the key driver of pathology causing α-synuclein aggregation and oxidative injury



α-Synuclein aggregation
monomer or normal
oligomers
fibrils
α-syn fibrils damage multiple organelles
α-syn fibrils impair myelin production in MSA
Neuron death and impaired oligodendrocyte function
PCBP
Fe^{2+}
Fe^{3+}
Iron imbalance
Excess labile iron
ROS
Increased ROS
Mitochondrial dysfunction
ROS damage to cellular components.
Lipid peroxidation

Alterity THERAPEUTICS

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ATH434 mechanism of action: Iron chaperone

ATH434 chaperones excess labile (reactive) iron to reduce neuronal injury



Transferrin receptor
Tf
DMT1
ZIP8
ZIP14
Labile iron
ROS
PCBP
ATH434
Ferritin
Enzyme
Endosome
Mitochondria
Ferroportin
1
2
3
Fe2+ Reactive
Fe3+ Stable

PCBP: Poly(rC)-binding proteins

Chaperone mechanisms:

1. Efflux iron from cell (ferroportin)
2. Increase iron storage (ferritin)
3. Buffering Fe^{2+} in labile iron pool

Alterity THERAPEUTICS

Sources: Adapted from Yanatori et al., BBA 2020 and Philpott et al., Frontiers Mol Bio. 2023 | Pall, et al. Metallomics, 2024.

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Treatment approach: Address underlying pathology Based on mechanism of action, ATH434 is a potential disease modifying therapy Chaperones excess labile iron in the CNS Reduces α - synuclein aggregation and oxidative injury Preserves neurons and oligodendrocyte cell function Stabilizes or improves patient function 13

ATH434: Small molecule drug candidate Broad treatment potential Potential to treat many neurodegenerative diseases (e.g., Parkinson’s, Frederich Ataxia) Orphan & Fast Track designations US FDA Fast Track Designation and Orphan drug designation in U.S. and EU Blood - brain barrier penetrant Acts intracellularly to address underlying pathology Iron chaperone Moderate binding affinity, redistributes excess labile iron in CNS Oral administration Preferred by patients and doctors vs infusions (IV, intrathecal) or injections ATH434 binding to labile iron 14

Accumulated evidence of ATH434 efficacy

Target disease	Model	Midbrain iron incl. s. nigra	α-Synuclein	Preserve neurons / function	Clinical observations
Parkinson's disease	Monkey MPTP	↔ ↓	n/a	↑	Improved motor performance
Parkinson's disease	Mouse MPTP	↓	↓	↑	Improved motor performance
Parkinson's disease	Mouse A53T	↓	↓	↑	Improved motor performance
Parkinson's disease	Mouse tau knockout	↓	↓	↑	Improved motor performance
MSA[1]	PLP-α-syn	↓	↓	↑	Improved motor performance
MSA[2]	PLP-α-syn	↔ ↓	↓	↑	Improved motor performance

↔ **Stable**

ATH434 consistently improved motor performance by reducing α-synuclein aggregation and preserving neurons

Sources: Bradbury et al, Am Acad. Neurol 2024; Finkelstein, Acta Neuropath Comm 2017; Beauchamp et al, Neurotherapeutics 2022; [1] Heras-Garvin et al, Mov Disord. 2021; [2] Finkelstein et al, J Park Dis 2022

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ATH434 clinical development program in MSA

Diligent approach to de-risk development program

Natural History Study

bioMUSE

- Observational study in individuals with MSA
- Designed to de-risk clinical development program
- Identify biomarkers to improve accuracy of patient selection

Phase 2

ATH434-201

Randomized double-blind placebo-controlled trial

Results: clinically meaningful efficacy on MSA rating scale, measures of orthostatic hypotension, disease severity

ATH434-202

Open label trial in advanced MSA patients

Results: showed improved neurological symptoms in more advanced patients and favorable safety

Alterity THERAPEUTICS

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BioMUSE natural history study informs and de-risks clinical development program

bioMUSE

N=21

Patient criteria:

Clinically Probable MSA

Biomarkers:

- MRI: iron, volume, glial pathology
- Fluid: NfL, aggregated α-synuclein
- Digital: Wearable movement sensors

Clinical: UMSARS 1, autonomic function, motor function

global measures

12 months of observation

Objective:

Track clinical and biomarker endpoints over observation period

BioMUSE natural history study allowed us to optimize patient selection in our Phase 2 trials

Alterity THERAPEUTICS

*Biomarkers of progression in Multiple System Atrophy (bioMUSE).; 1NfL: Neurofilament light chain

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BioMUSE natural history study results bioMUSE Identified ”iron signature” of early MSA Differentiated MSA from Parkinson’s disease (PD) Revised selection criteria in ATH434-201 and ATH434 - 202 protocols to exclude PD patients Improved precision of volume measurements Novel strategies for measuring brain iron in individual regions State of the art methods enabled precise measurements of brain iron and volume with MRI Optimized patient selection in Phase 2 trials Advanced MRI methods α - synuclein SAA in CSF Precision biomarker assessment Structural mapping Iron content in pallidum 19 Sources: Presentations/Posters on file, including Claassen et al, MDS Conference 2021 and 2022.

ATH434-201: Randomized, double-blind, placebo-controlled study

ATH434-201

Patient criteria:

N=77

- Clinical diagnosis of MSA
- Motor symptoms ≤4 years
- No severe impairment
- Elevated brain iron on MRI
- Elevated plasma NfL

Study design:

- ATH434 **75 mg** twice daily
- ATH434 **50 mg** twice daily
- **Placebo twice daily**

12 months treatment

Endpoints:

- **Key clinical endpoint:** modified UMSARS Part 1
- **Additional secondary endpoints:** CGI-S, OHSA, Wearable Sensors, Safety
- **Key biomarker endpoint:** brain iron content by MRI

MRI - Magnetic Resonance Imaging; **UMSARS** - Unified MSA Rating Scale (UMSARS) Scale– measures activities of daily living
CGI-S - Clinical Global Impression-Severity scale; **OHSA** - Orthostatic Hypotension Symptom Assessment

Alterity THERAPEUTICS

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Importance of the Unified MSA Rating Scale Part I (UMSARS I)

ATH434-201

UMSARS Part I Items:

- Speech
- Swallowing
- Handwriting
- Cutting food
- Dressing
- Hygiene
- Walking
- Falling
- Orthostatic symptoms
- Urinary function
- Bowel function
- Sexual function^

Rated from 0 to 48
higher scores worse

Validated rating scale to assess MSA disease severity

Rates functional impairment in domains affected in MSA

UMSARS is the FDA endorsed clinical endpoint to support approval for the treatment of MSA

^ Modified version of UMSARS I excludes sexual function item

Alterity THERAPEUTICS

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Populations and key endpoints 22 All patients in Imaging and Clinical analysis populations were randomized and treated Imaging analysis population Clinical analysis population 71 61 6 no post baseline UMSARS I 5 neg. CSF α - syn SAA 10 d/c before week 26 1 completed week 26 w/o MRI Population Change from BL to week 52 Endpoint Imaging Iron content in s. nigra by MRI Biomarker (Primary) Clinical Change in Modified UMSARS Part I Clinical (Key secondary) 77 Randomized ATH434 - 201

ATH434 - 201 ATH434 - 201 Placebo 75 mg twice daily 50 mg twice daily N=24 N=25 N=22 63.9 (6.7) 63.1 (6.1) 61.3 (6.6) Age (y) 62.5% 52.0% 63.6% Gender (% male) 2.3 (0.9) 2.6 (0.8) 2.5 (0.8) Duration of motor symptoms (y) 14.4 (4.4) 15.2 (5.4) 16.9 (3.9) Modified UMSARS I 48.9 (16.8) 47.8 (18.4) 57.6 (14.2) Motor score of Parkinson plus scale 1 32.3 (9.0) 31.1 (9.1) 34.9 (12.5) Plasma NfL (pg/mL) 96% 92% 91% CSF aggregating α - syn SAA (+) 15.0 (12.2) 13.8 (13.2) 13.5 (9.8) OH symptom assessment 70.8% 60.0% 59.1% Clinical phenotype: MSA - P (%) 29.2% 4.0% 4.5% Severe orthostatic hypotension 23 Baseline characteristics ATH434 - 201 1 Payan et al. PlosOne 2011 Groups balanced at baseline except for severe orthostatic hypotension − a predictor of rapid disease progression Clinical Analysis Population

Clinically significant efficacy on modified UMSARS Part I Change from baseline to week 52 ATH434 - 201 worsening Modified UMSARS I Relative treatment effect Difference vs. placebo LS mean (SE ) Placebo N=22 48% - 3.8 (1.6) ATH434 50 mg N=25 30% - 2.4 (1.7) ATH434 75 mg N=24 Relative Treatment Effect Change ATH434 − Change Placebo Change Placebo 14 16 26 24 22 20 18 * P=0.02 for 50 mg 0 13 26 39 52 P=0.16 for 75 mg 35% P - value 0.11 - 2.8 (1.7) ATH434 75 mg N=24 Effect of ATH434 with Baseline OH change as covariate given imbalance of severe OH at baseline Clinical Analysis Population 24

Efficacy on Clinical Global Impression of Severity (CGI - S) scale Change from baseline to week 52 Clinical Analysis Population 25 1.5 1.0 * p=0.009 0.5 0.0 worsening Change in CGI - S (week 52 - Baseline) ATH434 - 201 50 mg Placebo • CGI - S • 7 - point scale, ranging from 1 to 7 • higher score indicates a worse outcome • Assesses total picture over prior 28 days • illness severity, impact of illness on function, level of distress and any other aspects of impairment ATH434 - 201 ATH434 - 201 75 mg LS mean (SE)

Orthostatic Hypotension Symptom Assessment (OHSA) Change from baseline to week 52

ATH434-201


10
5
0
-5
Change In OHSA (week 52 BL)
mean (SE)
p=0.08
p=0.14
worsening
Placebo
ATH434
50 mg
ATH434
75 mg



- Assesses symptoms of low blood pressure when going from sitting to standing (e.g., dizziness / feeling faint / lightheadedness)
- Patient reported outcome

Alterity THERAPEUTICS

Clinical Analysis Population

Kaufmann, et al. Clin Auton Res 2012..

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0 - 50 - 100 worsening ATH434 - 201 Step count worsening 0 - 1000 - 2000 - 3000 Change In steps/day p = 0.04 * p = 0.10 Total time walking Change In bouts/day Total standing time Pendant Wearable movement sensor ATH434 - 201 50 mg ATH434 - 201 75 mg Placebo Change In minutes/day 0 - 10 - 20 - 40 - 30 p = 0.13 p = 0.15 worsening Bouts of walking 0 - 20 - 40 - 80 - 60 Change In minutes/day worsening Clinical Analysis Population 27 ATH434 preserved walking in outpatient setting Change from baseline to week 52

28 1 - Reporting one or more event 2 - None related to Study Drug ATH434 - 201 • Similar rates of AEs in ATH434 and placebo participants • No severe or serious AEs related to study drug • No hematologic side effects ATH434 - 201 75 mg N=26 ATH434 - 201 50 mg N=25 Placebo twice daily N=26 N (%) of subjects 1 25 (96.2%) 21 (84.0%) 24 (92.3%) Any Adverse Event (AE) 7 (26.9%) 10 (40.0%) 14 (53.8%) UTI 8 (30.8%) 7 (28.0%) 8 (30.8%) Fall 4 (15.4%) 6 (24.0%) 1 (3.8%) Covid - 19 5 (19.2%) 1 (4.0%) 2 (7.7%) Fatigue 2 (7.7%) 3 (12.0%) 1 (3.8%) Back pain 6 (23.1%) 3 (12.0%) 8 (30.8%) Severe AEs 2 7 (26.9%) 5 (20.0%) 10 (38.5%) Serious AEs 2 Adverse Events

Neuroimaging Endpoints 29 * MSA Atrophy Index: composite z - score of putamen, GP, cerebellum and brainstem vs. healthy age - matched population Change in Iron Content by MRI ATH434 demonstrated target engagement on reducing iron on MRI • Reduced/stabilized iron content in Pallidum (GP) > Putamen • Reduced iron content in s. nigra at 50 mg dose but not 75 mg (primary endpoint) Iron content, No observable difference, Compared to placebo: ^p = 0.03, ¶ p = 0.08 0.0000 - 0.1000 - 0.2000 - 0.3000 - 0.4000 - 0.5000 - 0.6000 worsening Z - score ATH434 - 201 50 mg ATH434 - 201 75 mg Placebo Change in Brain Volume * 26 weeks 52 weeks ATH434 showed trends in preserving brain volume ATH434 - 201 75 mg 50 mg Region Week 52 Week 26 Week 52 Week 26 ¶ Pallidum Putamen S. nigra

ATH434 - 202: Open label study in advanced MSA Key objective was to assess efficacy and safety of ATH434 75 mg dose for comparison to 75 mg dose in 201 double - blind study ATH434 - 201 ATH434 - 202 75mg BID 75 mg BID Parameter N=24 N=10 63.9 (6.7) 64.5 (7.5) Age (yr) 2.3 (0.9) 3.9 (1.8) Duration of motor symptoms (yr) 14.4 (4.4) 19.2 (5.3) Modified UMSARS I 1 48.9 (16.8) 57.5 (20.4) Motor score of Parkinson Plus Scale2 32.3 (9.0) 42.1 (14.1) Plasma NfL (pg/mL) 15.0 (12.2) 16.7 (14.8) OH Symptom Assessment 29.2% 40.0% Severe Orthostatic Hypotension Mean (SD) Single arm, open - label Design Advanced MSA (n=10) Population ATH434 75 mg BID x 12 months Treatment Iron, volume Brain MRI Biomarkers UMSARS I, clinical/patient global impressions of change Clinical Measures ATH434 - 202 30 1 MSA affected areas by MSA - atrophy index. Trujillo, P. et al Annals of Clin and Trans Neuro, 2025

ATH434 - 201 ATH434 - 202 75mg BID 75 mg BID Change over 12 Months N=24 N=10 5.6 (5.6) 3.5 (4.7) Modified UMSARS I 21% 30% Clinical global impression of change (% stable) 26.4% 30% Patient global impression of change (% stable) - 0.42 (0.29) - 0.44 (0.14) Brain volume 1 Mean (SD) ATH434 - 202: Key data at 75 mg dose Comparison to double blind study at 12 mo • No serious AEs related to study drug • AEs consistent with underlying disease ATH434 - 202 The 75 mg dose demonstrated comparable efficacy to that observed in the double - blind study 31 1 In MSA affected areas by MSA - atrophy index. Trujillo, P. et al. Annals of Clin and Trans Neuro, 2025

ATH434 Phase 2 summary Double - blind trial: ATH434 demonstrated clinically significant efficacy in slowing disease progression in MSA • Both dose levels efficacious on UMSARS I and important secondary endpoints • Efficacy signal at 75 mg strengthens when accounting for baseline differences in severe OH, a predictor of rapid progression • Demonstrated target engagement with reduced iron accumulation in MSA affected brain regions • No safety signals and was well - tolerated 32 Open - label trial: Similar efficacy in advanced MSA as observed in double - blind study • Data consistent on key efficacy endpoints • Biomarkers demonstrated target engagement and similar effect on brain volume • Comparable safety to double - blind study

Commercial assessment & corporate overview

Approach to commercial assessment

Conducted by independent marketing research and forecasting group

Exploratory Research

- **Conduct secondary market research** Assess unmet needs and competitive landscape
- **Develop target product profile** based on Phase 2 clinical data
- **Qualitative research**

  Conduct In-depth interviews and Focus groups with general neurologists, movement disorder neurologists and autonomic specialists to identify decision-making behavior and key drivers and barriers to adoption leveraging the target product profile

- **Develop physician screener and discussion guide** for Quantitative Research

Quantitative Research

- **Conduct ~30-minute online survey among 100 neurologists (~50% general, ~50% specialists)** to determine their awareness, interest, market demand and likelihood of product adoption
- **Assess the Target Product Profile** to better understand its viability, differentiation opportunities and potential barriers to adoption
- **Rigorous methods used to ensure data quality and integrity**

Opportunity Analysis and Forecast

- **Develop forecast assumptions** based on qualitative and quantitative findings.
- **Build a financial valuation** of ATH434 in treatment of MSA

Alterity THERAPEUTICS

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Key attributes of ATH434 drive significant commercial opportunity in MSA

Strong Intent to Prescribe

Over 70% of neurologists were “extremely likely” or “very likely’ to prescribe ATH434 based on its profile

Substantial Unmet Need

Severely debilitating illness with no approved treatment ripe for new entrants

Critical need for a tolerable, disease modifying therapy

Targeted Mechanism of Action

Importance of inhibiting α-synuclein aggregation to address the underlying pathology of disease

Efficacy is the Key Driver

Slowing disease progression is key driver of physician interest

Stabilizing orthostatic hypotension^, one of the most challenging symptoms in MSA, strongly positions ATH434

USD $2.4 Billion

Potential worldwide annual peak sales for ATH434 in MSA

Alterity THERAPEUTICS

^Orthostatic hypertension is the drop in blood pressure on standing; Global peak sales number in U.S. Dollars; Independent market research survey conducted in 2025. Peak sales estimate based on U.S. prevalence of ~19,000

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Key Objectives for 2026 36 Finalize Regulatory Strategy • Align with the U.S. FDA on pivotal Phase 3 clinical trial protocol • Conduct meetings related to non - clinical data and chemistry/manufacturing • End of Phase 2 meeting mid - year Build for Scalable Growth • Expand intellectual property protection • Evaluate additional high - value indications to grow the pipeline • Strengthen the team to enhance organizational capabilities Deepen External Reach • Publish Phase 2 results in peer - reviewed journal • Deliver poster and presentations at key medical and advocacy meetings • Expand global IR, PR and BD outreach The Foundation is Set • Robust efficacy in Phase 2 study in MSA, a rapidly progressive rare disease with no approved treatment • Commercial assessment demonstrated significant opportunity: USD $2.4B potential peak sales • Moving into Phase 3 program led by an accomplished team with multiple FDA approvals in neurology • Cash Balance of A$54.5M as of 30 September

ASX: ATH NASDAQ: ATHE